[Letterhead of Matador Capital Management]
                                                        Exhibit 5
December 11, 1998

VIA FACSIMILE

Board of Directors
c/o Jerry Morrison, President and
  Chief Operating Officer
c/o Mr. Thomas Kiraly, Executive Vice
  President, Chief Financial Officer
c/o Mr. Jeffrey Sone
BRC Holdings, Inc.
1111 W. Mockingbird Lane
Suite 1400
Dallas, Texas  75247

Gentlemen:

As you know, a week ago we presented you with notice of our interest in proceeding to a tender offer at $21 a share, which was more than a 10% premium to what you have agreed to accept from Affiliated Computer. In order for us to move forward, we made it clear that we needed to conduct due diligence, and the first, and most important, component of that due diligence was to meet with your President and Chief Operating Officer, Jerry Morrison, as soon as possible. Despite repeated requests, you, through Mr. Stoffel, have prevented that meeting from happening in New York this week. Furthermore, you have repeatedly refused our request for a conference call and access to non-public information which we would need to proceed with our offer, although we have executed a confidentiality agreement.

Without management's cooperation, we cannot proceed with an offer at $21. Your direction to management not to cooperate, and your apparent efforts to obstruct that process, only harm BRC's stockholders.

Your further actions to sue us, alleging that we have made false statements, are similarly misguided, inappropriate, and, ultimately, a poor use of BRC's resources. Our disclosures have been, and remain, true. What is most troublesome is your apparent unwillingness to consider in good faith the possibility that the deal with Affiliated Computer, which we have always maintained was the result of a flawed process, may not be the best option for BRC's stockholders.

We continue to urge you to make BRC's senior management available, by telephone if not in person, together with appropriate non-public information, so that a higher and better offer can result.

Sincerely,

/s/ Jeffrey A. Berg
Jeffrey A. Berg